INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Balance Sheet
Prepared by management (unaudited)
	March 31, 2003	Dec 31, 2002
ASSETS
Current assets
Cash	$2,479	$596
Accounts receivable	109,831	110,566
Investments	46,024	46,024

	$158,334	$157,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$92,776	$82,608

Shareholders’ equity
Share capital - common	$12,660,559	$12,660,559
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,253,069)	(13,244,049)

	65,558	74,578
	$158,334	$157,186

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

Consolidated Statement of Income and Deficit
Prepared by management (unaudited)
	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002
Revenue	$0	$—
Interest Income	0	0
Expenses
General and administrative	9,020	5,876

Income (loss) for the period	(9,020)	(5,876)

Deficit, beginning of period	13,244,049	13,208,785

Deficit, end of period	$13,253,069	$13,214,661

Earnings per share	0	0

Fully diluted earnings per share	0	0

INTERNATIONAL GEMINI TECHNOLOGY INC.
Statement of Deficit
Prepared by management (unaudited)
	Three Months Ended	Year Ended
	March 31, 2003	December 31, 2002
Deficit, beginning of period	$(13,244,049)	$(13,208,785)

Income (loss) for the period	(5,876)	(35,264)

Deficit, end of period	$(13,249,925)	$(13,244,049)

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Statement of Cash Flow
Prepared by management (unaudited)
	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002
Operating Activities
Net income for period	$(9,020)	$(5,876)

Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	(10,903)	5,761

Net cash increase (decrease) in period	1,883	(115)

Cash position, beginning of period	596	1,313

Cash position, end of period	$2,479	$1,198